

December 14, 2015

Mail Stop 4631

<u>Via Email</u>
Mr. William A. Kenter
Chief Financial Officer
Smith Midland Corporation
5119 Catlett Road
P.O. Box 300
Midland, VA 22728

>   **Re: Smith Midland Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed March 31, 2015**
>   **File No. 1-13752**

Dear Mr. Kenter:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2014</u>

<u>Exhibits 31 & 32 -Certifications</u>

1.   We note your certification filed in Exhibit 32 with your Form 10-K for the year ended December 31, 2014, refers to the year ended December 31, 2013 as the certifying period. Similarly, we note your certifications filed in Exhibits 31 & 32 for your Form 10-Q's for all quarters in 2015, refer to either the incorrect form or period they are intending to

certify. As such, please amend your 2014 Form 10-K and subsequent Form 10-Q's filed in 2015 to provide revised certifications.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief
Office of Manufacturing and
Construction